UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-38807

CHEMOMAB THERAPEUTICS LTD.
(Translation of registrant’s name into English)

10 Habarzel Street, Building C, 10th Floor, Tel-Aviv, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

Chemomab Therapeutics Ltd. (the “Company”) hereby furnishes the results of its annual general shareholders meeting (the “Meeting”), which was scheduled for April 28, 2026 and adjourned to May 5, 2026, at 4:30 p.m. (Israel time), at Meitar | Law Offices, located at 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel.

At the Meeting, the Company’s shareholders voted upon and approved, by the requisite majority in accordance with the Israeli Companies Law, 5759-1999, and the Company’s articles of association (the “Articles”), the following proposals: (i) the re-election of each of Mr. Neil Cohen and Dr. Claude Nicaise as Class II directors, (ii) the approval of the compensation policy for office holders and directors, (iii) the approval of an increase of the Company’s authorized share capital and to amend the Company’s Articles accordingly, and (iv) the re-appointment of Somekh Chaikin, a member firm of KPMG international, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2026; all in accordance with the Company’s proxy statement related to the Meeting, which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on March 20, 2026.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-275002 and 333-281750) and Form S-8 (File No. 333-259489 and No. 333-266868).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMOMAB THERAPEUTICS LTD.

Date: May 6, 2026	By:	/s/ Sigal Fattal
Sigal Fattal
Chief Financial Officer